Newtown Lane Marketing, Incorporated
                                 33 Newtown Lane
                             East Hampton, NY 11937

                                October 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Messeret Nega

      Re:  Newtown Lane Marketing Incorporated
           Form SB-2 Registration Statement of the Company, as Amended File No.: 333-135495 (the "Registration Statement")

Dear Ms. Nega:

      Newtown Lane Marketing Incorporated, a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form SB-2, as amended, to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, at 4:00 PM (Eastern Standard Time) on Monday, October 23, 2006.

      The Company acknowledges and confirms to the Commission that:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare the SB-2 effective, it does not foreclose the Commission from taking any action with respect to the SB-2;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the SB-2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the SB-2; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            NEWTOWN LANE MARKETING, INCORPORATED


                                            By: /s/ Richard M. Cohen
                                                --------------------------------
                                                Richard M. Cohen
                                                Chief Executive Officer